Filed by Kimball International, Inc. pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended Subject Company: Kimball International, Inc. Exchange Act File No.: 000-03279 Date: May 18, 2023 [The following correspondence was sent to Kimball International, Inc. non-manufacturing employees on May 18, 2023 with the Stronger Together newsletter attached and is being shared with manufacturing employees during team meetings.] From: KII Employee Communications Subject Line: From HNI: Stronger Together Newsletter, 4th Edition Kimball International, As we continue to take steps toward finalizing HNI’s planned acquisition of Kimball International, we will continue to provide resources to help you stay informed throughout this process. We’re pleased to share the fourth edition of the attached Stronger Together newsletter. This communication is designed to share information about each of our companies and leadership, the integration planning process, and what’s next. Thank you for all you do!

MAY 18, 2023 HNI AND KIMBALL INTERNATIONAL TEAMS Welcome to the fourth edition of the Stronger Together newsletter. As always, we appreciate the feedback and look forward to keeping you informed as we move closer to completing the transaction and officially bringing together our companies. KEY HIGHLIGHTS Upcoming Milestones and Integration Planning Latest Kimball International’s special meeting for shareholders to approve the transaction is scheduled for May 31st. Following shareholder approval, all necessary conditions to complete our combination will be met, and we anticipate officially closing the transaction on June 1st. Workstreams within the Integration Management Office (IMO) continue to collaborate on planning and prioritizing integration activities. Several functional teams from HNI and KII have begun meeting to get to know each other and start kicking off key planning activities ahead of close. KII had the opportunity to host a few of the meetings in person at the company’s headquarters in Jasper, Indiana. Pictured below at left, HNI Member & Community Relations leaders joined KII’s HR team ahead of their integration work sessions to enjoy a local favorite restaurant representing Jasper’s German heritage, Schnitzelbank. Pictured at right are leaders from HNI’s IT team, joined by their KII counterparts at Kimball International’s HQ Campus, as the team continues building relationships, learning about functional operations, and making progress on integration plans. HNI Member & Community Relations leaders with KII HR at the Schnitzelbank restaurant HNI and KII IT teams at Kimball International’s HQ in Jasper, IN

The HON Company Highlights Solutions for Learning Environments at EDspaces The HON Company is busy preparing for its upcoming showcase of K-12 education solutions this fall at EDspaces in Charlotte, NC. The EDspaces trade show annually brings together key players involved in creating effective learning environments, providing an ideal forum for HON’s team to engage with architects, interior designers, facility managers, school administrators, and thought-leaders in the education sector. The team is preparing to highlight its portfolio, creating flexible environments that support all levels of learning, engagement, and creativity. This year, HON has invested in its largest booth yet, and is developing an experience including over 1,400 square feet showcasing HON’s portfolio to outfit an entire school from the classroom to administrative solutions. HON is excited to share its newest product launches featuring Storyline, a media center storage solution. The relationships built at EDspaces, along with forums to engage in ongoing learning and idea sharing, will provide key opportunities for the HON team to contribute best practices to the trends shaping education and learn from others in the education sector, advancing HON’s ongoing development of solutions that positively impact students and educators alike. We look forward to the connections and insights to come at EDspaces 2023! Kimball Hospitality Showcases Capabilities at HD Expo From May 1st - 4th, the Kimball Hospitality team attended HD Expo 2023 in Las Vegas, showcasing Kimball Hospitality’s best-in-class capabilities to bring upscale and luxury hotel designs to life. HD Expo is the hospitality industry’s largest trade and experiential show in the U.S. and is a critical milestone each year where hospitality brands meet with interior designers, hotel owners, and purchasing agents. The Kimball Hospitality tradeshow booth featured two distinct guest room designs and a public space bar experience. More than 20 regional reps for the Kimball Hospitality and D’Style brands worked the booth and toured attendees through the space, which showcased the brands’ capabilities in guest room and public spaces for both brand standard programs for midscale hotel chains as well as more complex and high-end custom designs featuring mixed-materials. Several Kimball Hospitality employees also spoke on panels with other leaders across the industry, continuing to bolster the brand as a leader in hospitality furniture. Please join us in congratulating the Kimball Hospitality team on a successful HD Expo!

STRONGER TOGETHER

GET TO KNOW
THE LEADERSHIP TEAM:

DONNA MEADE & MICHAEL ROCH

In our third Q&A session with the leadership team, we catch up with HNI's Donna Meade, Vice President, Member and Community Relations, and Kimball International's Michael Roch, Chief Customer Officer, Workplace & Health to get more insight into their backgrounds, thoughts on the combination, and life outside of work.

HNI

Donna:



Q

You have been with HNI since 2005 and in your role as Vice President, Member and Community Relations, since 2014. What attracted you to join the company and how has it changed over that time?

A

What first attracted me to HNI is the culture, and it's what has kept me here for years. I appreciate that since its founding, HNI's employees have been referred to as "members," and we are empowered to think and act like owners of the company. From the day I first started to today, I have been able to feel our member-owner culture throughout the company. It's fulfilling to work with people who are genuinely committed to delivering a great customer experience. As I've learned more about Kimball International's culture, knowing we share many common values – an entrepreneurial spirit, empowerment, and a willingness to embrace challenges – makes me even more confident in the strong foundation for our combined success.

Q

What do you find most exciting as you consider the prospect of joining HNI and Kimball International? What makes our two companies such a good fit?

A I am most excited about the people. Last week I had the opportunity to spend time in Jasper, Indiana with the Kimball International HR team. I think HNI and Kimball International are such a good fit because we share common values, work ethic, and goals. Everyone I met was passionate about the company, interested in learning more about HNI, and enthused about working together post-close. It’s really fun to share our various experiences and see how much we can learn from one another. On a side note, we also learned we share a love of food. Thank you, Kimball International team, for introducing me to Schnitzelbank restaurant in Jasper! Q What are some of your favorite hobbies or activities that you enjoy doing outside of work? A I love spending time with my husband, Mark, and nine-year-old dog, Bella (my first pet ever). We adopted Bella in 2021 with the understanding she was a German Shepherd Husky mix and were surprised to learn through DNA testing she is a Pitt Bull Labrador. She’s really smart, fun, and well behaved. We were lucky to get her! We also spend a lot of time with our extended family – running to our nieces’ and nephews’ ball games, visiting my mom in her assisted living apartment, etc. When we travel, we like to choose destinations based on concerts we want to see. We ended up in Seattle because Guns N’ Roses was performing there and in Dallas to see Beyoncé, to name a couple. We’re currently trying to figure out when to see Garth Brooks in Las Vegas and where to catch Madonna’s new tour. We are avid college sports fans, especially basketball, and rarely miss a University of Iowa home game. Go Hawks! Michael: Q You have been at Kimball International since 2005, serving in a variety of sales and customer-facing leadership roles. What attracted you to join the company and how has Kimball International evolved its approach to serving customers? A I was initially drawn to Kimball International because of the people – the camaraderie here is truly something special. I wanted to join an organization that would give me the opportunity to not only grow professionally, but also to build great relationships. I joined as a part of the National Office Furniture brand when our organization was managed as independent businesses united by one parent company. As the company has evolved, I’ve been given many opportunities to work with people across the organization, which has been really rewarding. All of my roles have been customer facing, and I’ve been able to experience first-hand the special relationships we also have with the dealer partners we get to work with and through each and every day. Our partners are very much a part of the fabric of our organization. While the tools and resources we use to serve our customers have transformed over the years, the way we prioritize our customers has never wavered. We pride ourselves on the best-in-class service that we’re known for in the industry, and by being easy to do business with and focusing on our relationships, we enjoy opportunities to serve new customers and grow our business with existing customers.

Q What do you find most exciting as you consider the prospect of joining HNI and Kimball International? A I feel that the combination of HNI and KII will be great for our people and for the customers we collectively serve. Being a part of a larger organization and something bigger is valued by all – it's human nature to want a greater impact. The opportunities that a combined company provides to our teams are exciting. I believe we’re only successful because of the individuals who make up our teams, and expanding our organization gives us more unique perspectives and ideas to elevate our businesses. Through greater resources, our teams can have new career path opportunities, new learnings, and new experiences. Our potential for impact with our customers will also be greater. While our organizations are very complementary in terms of end markets served and channel partners that we work with, we also have the benefit of representing a powerful collection of distinct brands. Our companies both place importance on mutual respect for and great communication with our distribution partners and can leverage that together to differentiate our combined organization in the marketplace. Q What are some of your favorite hobbies or activities that you enjoy outside of work? A Music is a huge part of my life and of our household. My wife, Missy, and I are usually listening to music at home, whether it’s a record from our vinyl collection or anything from my favorite band, Wilco. Our two daughters, Faith (13) and Lily (11), caught the music bug, too. Faith plays violin in the Indianapolis Youth Orchestra, and Lily is a bass guitarist in a Clash cover band. I’d like to think our Cavapoo puppy, Pedro, enjoys all the music he hears at home. I studied Economics at Miami University in Oxford, Ohio (my home state), which might seem odd for someone in the furniture industry, but it ended up being the perfect choice for understanding the value of our most precious resource – time – and making the most of it by being present for my family, co-workers, and customers when we’re together.

FORWARD-LOOKING STATEMENTS This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which involve inherent risks and uncertainties. Any statements about HNI’s, Kimball’s or the combined company’s plans, objectives, expectations, strategies, beliefs, or future performance or events constitute forward-looking statements. Such statements are identified as those that include words or phrases such as “believes,” “expects,” “anticipates,” “plans,” “trend,” “objective,” “continue,” or similar expressions or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “may,” or similar expressions. Forward-looking statements involve known and unknown risks, uncertainties, assumptions, estimates, and other important factors that change over time and could cause actual results to differ materially from any results, performance, or events expressed or implied by such forward-looking statements. Such forward-looking statements include but are not limited to statements about the benefits of the business combination transaction between HNI and Kimball (the “Transaction”), including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those projected. In addition to factors previously disclosed in HNI’s and Kimball’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”) and those identified elsewhere in this document, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change, or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between HNI and Kimball; the outcome of any legal proceedings that may be instituted against HNI or Kimball; the possibility that the Transaction does not close when expected or at all because required regulatory, shareholder, or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); the risk that the benefits from the Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which HNI and Kimball operate; the ability to promptly and effectively integrate the businesses of HNI and Kimball; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of HNI’s or Kimball’s customers, employees or other business partners, including those resulting from the announcement or completion of the Transaction; the dilution caused by HNI’s issuance of additional shares of its capital stock in connection with the Transaction; the diversion of management’s attention and time from ongoing business operations and opportunities on merger-related matters; and the impact of the global COVID-19 pandemic on HNI’s or Kimball’s businesses, the ability to complete the Transaction or any of the other foregoing risks. These factors are not necessarily all of the factors that could cause HNI’s, Kimball’s or the combined company’s actual results, performance, or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other unknown or unpredictable factors also could harm HNI’s, Kimball’s or the combined company’s results. All forward-looking statements attributable to HNI, Kimball, or the combined company, or persons acting on HNI’s or Kimball’s behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made and HNI and Kimball do not undertake or assume any obligation to update publicly any of these statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If HNI or Kimball update one or more forward-looking statements, no inference should be drawn that HNI or Kimball will make additional updates with respect to those or other forward- looking statements. Further information regarding HNI, Kimball and factors which could affect the forward-looking statements contained herein can be found in HNI’s Registration Statement on Form S-4 filed on April 17, 2023, as amended on April 19, 2023, HNI’s Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q, and its other filings with the SEC, and in Kimball’s Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q, and its other filings with the SEC. NO OFFER OR SOLICITATION This communication is for informational purposes only and is not an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities, nor the solicitation of any vote or approval in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT In connection with the Transaction, HNI filed with the SEC a Registration Statement on Form S-4 on April 17, 2023 (as amended on April 19, 2023) to register the shares of HNI capital stock to be issued in connection with the Transaction. The Registration Statement was declared effective by the SEC on April 27, 2023. The Registration Statement includes a proxy statement of Kimball that also constitutes a prospectus of HNI. The definitive joint proxy statement/prospectus was first mailed to the shareholders of Kimball on or about April 28, 2023, seeking their approval of the Transaction and other related matters. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION REGARDING HNI, KIMBALL, THE TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by HNI or Kimball through the website maintained by the SEC at http://www.sec.gov or from HNI at its website, www.hnicorp.com, or from Kimball at its website, www.kimballinternational.com. PARTICIPANTS IN THE SOLICITATION HNI, Kimball, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Kimball in connection with the Transaction under the rules of the SEC. Information about the interests of the directors and executive officers of HNI and Kimball and other persons who may be deemed to be participants in the solicitation of shareholders of Kimball in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, are included in the joint proxy statement/prospectus related to the Transaction, which were filed with the SEC. Additional information about HNI, the directors and executive officers of HNI and their ownership of HNI common stock is also set forth in the definitive proxy statement for HNI’s 2023 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on March 21, 2023, and other documents subsequently filed by HNI with the SEC. Additional information about Kimball, the directors and executive officers of Kimball and their ownership of Kimball common stock can also be found in Kimball’s definitive proxy statement in connection with the Special Meeting of Shareholders, as filed with the SEC on April 28, 2023 and Kimball’s definitive proxy statement in connection with its 2022 Annual Meeting of Shareholders, as filed with the SEC on September 7, 2022, and other documents subsequently filed by Kimball with the SEC. Free copies of these documents may be obtained as described above.